UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice and Proxy Statement for Annual Shareholder Meeting

Annexed hereto and incorporated by reference herein are copies of the following documents that are being sent by the board of directors of Sapiens International Corporation N.V. (“Sapiens”) to Sapiens’ shareholders in connection with Sapiens’ 2021 Annual General Meeting of Shareholders (the “Annual Meeting”), which is scheduled to be held on December 22, 2021:

(i)	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: December 2, 2021	By:	/s/ Roni Giladi
	Name:	Roni Giladi
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Title of Exhibit

99.1	Press Release.

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